Exhibit 99.1

Enthusiast Gaming to Participate in Canaccord Genuity Digital Gaming Summit

TORONTO, Nov. 25, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX: EGLX), (“Enthusiast Gaming” or the “Company”), today announced that its Chief Financial Officer, Alex Macdonald, will present at the Canaccord Genuity Digital Gaming Summit on November 30, 2021.

Macdonald will participate in a fireside chat with Canaccord Genuity Managing Director, Research - Technology, Robert Young, on November 30, 2021 from 12:30pm - 12:55pm ET.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
 investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498